Exhibit 99.1

Pyxis Tankers Announces Date for the Release of the Third Quarter 2025 Results

Maroussi, Greece, November 19, 2025 – Pyxis Tankers Inc. (NASDAQ Cap Mkts: PXS), an international shipping company with a focus on the seaborne transportation of refined petroleum products and dry bulk commodities, today announced the following:

We will issue our unaudited results for the third quarter ended September 30, 2025, after the market closes in New York on Thursday, November 20, 2025.

An accompanying slide presentation of the third quarter 2025 financial results will be available on the Pyxis Tankers website, under the Presentations section of the Investor Relations page.

About Pyxis Tankers Inc.

The Company currently owns a modern fleet of six mid-sized eco-vessels, which are engaged in the seaborne transportation of a broad range of refined petroleum products and dry-bulk commodities and consists of three MR product tankers, one Kamsarmax bulk carrier and controlling interests in two dry-bulk joint ventures of a sister-ship Kamsarmax and an Ultramax. The Company is positioned to opportunistically expand and maximize its fleet of eco-efficient vessels due to significant capital resources, competitive cost structure, strong customer relationships and an experienced management team whose interests are aligned with those of its shareholders.

Company

Pyxis Tankers Inc.
59 K. Karamanli Street

Maroussi, 15125 Greece
info@pyxistankers.com

Visit our website at https://www.pyxistankers.com

Company Contact

Henry Williams
Chief Financial Officer
Tel: +30 (210) 638 0200 / +1 (516) 455-0106
Email: hwilliams@pyxistankers.com

Source: Pyxis Tankers Inc.